May 24, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Broadcom Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 3, 2010 File No.: 000-23993
Dear Mr. Cascio:
     Set forth below are Broadcom Corporation’s (the “Company”) responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 29, 2010. As indicated to the Staff via telephone, the Company was not in receipt of the letter until May 18, 2010 and is responding as promptly as practicable. For your convenience, the exact text of the comments provided by the Staff has been included in bold and italicized face type preceding each response in the order presented in the comment letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Company’s referenced filings. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.
Form 10-K for the fiscal year ended December 31, 2009
Liquidity and Capital Resources, page 74
1.	We see that accounts receivable has significantly increased at December 31, 2009 compared to December 31, 2008 while revenue decreased during the same period. Please tell us what you mean by “a variation in revenue linearity.” In addition, revise future filings to provide a more substantive explanation for the increase in the accounts receivable.
     We acknowledge the Staff’s comments and will make appropriate disclosures in future filings. Revenue linearity is defined as the percentage of sales in each of the months leading up to year end. For example, over a three month period a larger percentage of our sales occurred in

U. S. Securities and Exchange Commission
May 9, 2008

the final month of 2009 (30%) as compared to the percentage of sales that occurred in the final month of 2008 (27%). In the fourth quarter of 2008, the demand for semiconductor products declined dramatically and many of our customers cancelled product orders causing lower receivables. We also had an increase in overall sales (19%) in the three months ended December 31, 2009 as compared to the three months ended December 31, 2008. Both of these factors contributed to the increase in accounts receivable at December 31, 2009.
Consolidated Financial Statements
Note 2. Supplemental Financial Information, page F-14
Income from the Qualcomm Agreement, page F-18
2.	Please revise future filings to clarify that the $65.3 million gain from the settlement of litigation related to intellectual property from Qualcomm was recorded as a contra expense within settlement costs, net on the statement of operations. While we note the disclosure in Note 10, disclosure in this note would also be beneficial to investors.

We acknowledge the Staff’s comment and will make appropriate disclosures in future filings.
Note 4. Cash, Cash Equivalents and Marketable Securities, page F-24
3.	We note the disclosure that the fair value of commercial paper included in cash equivalents was determined based upon “level 2” inputs. Please tell us where you have provided the disclosures required by FASB ASC 820-10-50-1 and 2, including total amounts of recurring investments valued using level 1 and level 2 inputs to the fair value hierarchy.
     We respectfully submit that the value of our cash equivalents and marketable securities using level 2 inputs represented approximately 3% of our total cash equivalent and marketable securities balance and based on materiality did not require additional disclosure. In addition, the amount outstanding valued using level 2 inputs at December 31, 2009 subsequently matured in the three months ended March 31, 2010. In the event that we enter into additional arrangements requiring valuation using level 2 inputs, we will provide additional disclosure to comply with FAS ASC 820-10-50-1 and 2.
Note 11. Litigation, page F-39
4.	Please tell us how your disclosures of unrecognized loss contingencies related to outstanding litigation comply with the disclosure requirements of FASB ASC 450-20-50-3 through 8.
     We respectfully submit that further disclosure of unrecognized loss contingencies related to our outstanding litigation was not required under FASB ASC 450-20-50-3 through 8 as of December 31, 2009. We determined that the accrual for the potential liability related to the Stock Option Class Actions was the only matter necessitating an accrual pursuant FASB ASC 450-20-50-1. After evaluating the status of the litigation, we concluded that there was not a

U. S. Securities and Exchange Commission
May 9, 2008

reasonable possibility of an exposure to loss in excess of the accrual pursuant to FASB ASC 450-20-50-3(b). However, as noted in our current disclosure, in the event that we are unable to execute a final stipulation of settlement and obtain court approval, our ultimate liability could differ materially from the accrued amount.
     We have disclosed all unrecognized loss contingencies required to be disclosed pursuant to FASB ASC 450-20-50-3 through 8. In light of the inherent uncertainty surrounding our litigation proceedings, we concluded as of December 31, 2009, that there was not sufficient evidence to find that a reasonable possibility existed that a loss may have been incurred. Litigation is unpredictable and we understand that there is no assurance that any lawsuit to which we are a party will be resolved in our favor. The Company will continue to monitor developments in the litigation and update this disclosure as appropriate in future filings.
Note 12. Business Enterprise Segments, Significant Customer, Supplier, and Geographical Information, page F-45
5.	We note that you began reporting three reportable segments during fiscal year 2009. In future filings, please include all disclosures required by FASB ASC 280-10-50-22 and 25 or tell us why you do not believe those disclosures are applicable to you.
     We respectfully submit that we have included all disclosures applicable to us and required by FASB ASC 280-10-50-22 and 25. The segment disclosure included in our 2009 Form 10-K represents the information as it is provided to our Chief Operating Decision Maker (“CODM”) to manage our business and complies with the disclosure requirements of FASB AC 280-10-50-22 and 25. The segment information provided to the CODM does not include asset, tax or interest income line items because these items are not allocated to our reportable segments when we assess their performance, and we believe such information is not significant to our investors from a segment reporting perspective. Broadcom is a fabless manufacturer of semiconductors which utilizes a minimal amount of capital equipment. Our property, plant and equipment, net was approximately 4.5% of total assets, and is not regularly reviewed on an operating segment basis. In addition interest and taxes are calculated and recorded on a consolidated basis, as these decisions are made at the corporate level and are not reviewed at an operating segment level. In future filings we will disclose that interest income and income taxes are not reviewed by our CODM on an operating segment basis.
6.	Regarding the disclosure of geographic information, if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately in future filings. Refer to FASB ASC 280-10-50-41.

We acknowledge the Staff’s comment and will make appropriate disclosures in future filings.
Exhibits 31.1 and 31.2
7.	We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the

U. S. Securities and Exchange Commission
May 9, 2008

certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual’s title.

We acknowledge the Staff’s comment and will make appropriate disclosures in future filings.
8.	As a related matter, we note your statement in paragraph 4(d) refers to the change in the registrant’s internal control over financial reporting that occurred during “the registrant’s fourth fiscal quarter” rather than during “the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report).” In future filings, please include a certification that is consistent with Item 601(b)(31)(i) of regulation S-K.

We acknowledge the Staff’s comment and will make appropriate disclosures in future filings.
* * * *
     The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is responsive to your inquiry. Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please do not hesitate to contact the undersigned at (949) 926-8200.

Sincerely,
/s/ Eric K. Brandt
Eric K. Brandt,
Executive Vice President and Chief Financial Officer

cc:	Arthur Chong, Executive Vice President, General Counsel and Secretary KPMG Latham & Watkins LLP

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